

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

<u>Via First-Class Mail</u>
Marilyn Montgomery
Chief Executive Officer
Your Event, Inc.
7065 W. Ann Road, #130-110
Las Vegas, Nevada 89130

> **Re:** **Your Event, Inc.**
> **Amendment No. 1 to Form 10-Q for**
> **Fiscal Quarter Ended February 28, 2011**
> **Filed May 12, 2011**
> **Amendment No. 1 to Form 10-Q for**
> **Fiscal Quarter Ended November 30, 2010**
> **Filed May12, 2011**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-53164**

Dear Ms. Montgomery:

We have reviewed the above referenced filings and your letter dated May 17, 2011 in response to our comment letter dated April 18, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Period Ended August 31, 2010</u>

<u>Item 1. Business, page 5</u>

<u>Marketing Strategy, page 7</u>

1. We note your response to comment three that Thin Air, Inc. is "wholly owned by sole/officer director [sic] of the Company" and that "Ms. Montgomery has built a client base for Thin Air, Inc." We further note your response that "Thin Air, Inc. is

still in business, but inactive" and that "[t]he Company expects to market its event planning services to Thin Air, Inc.'s existing travel clients." Please clarify how Thin Air has existing clients while its business status is inactive.

Item 10. Director, Executive Officer and Corporate Governance, page 30

2. We note your response to comment five and your proposed disclosure. Please specify the years during which Ms. Montgomery was at Thin Air and the years during which she was at your company.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

3. We note your response to comment seven and your proposed disclosure that "Ms. Montgomery will not seek reimbursement for funds…contributed." For any funds contributed by Ms. Montgomery, please provide the information required by Item 404(a)(3)-(6) and Item 404(d) of Regulation S-K.

Exhibit 31.1

4. We note your response to comment nine that you have made the appropriate changes to your certifications in your amended Form 10-Qs. It does not appear, however, that you have made all the appropriate changes. For example, it appears that you have replaced the word "registrant" with "small business issuer" in paragraphs 3,4 and 5 of both certifications. Please revise in future filings.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director